The Board of Directors
RC2 Corporation:


We consent to the incorporation by reference in registration statements (Nos. 333-50957, 333-50959, 333-58035, 333-58037, 333-81705, 333-91158 and 333-91236)
on Form S-8 of RC2 Corporation (formerly named Racing Champions Ertl Corporation) and to the inclusion herein of our report dated February 14, 2003, except as to note 19, which is as of March 4, 2003, with respect to the consolidated balance sheets of Learning Curve International, Inc. and subsidiaries (LCI) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. LCI changed its method of accounting for goodwill and intangible assets during 2003.


/s/ KPMG LLP

KPMG  LLP
Chicago,  Illinois
May  6,  2003